FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated June 15, 2015

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-199784 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Clarification on the SEK Green Bond selection process.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 15, 2015

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Per Åkerlind

Per Åkerlind, Head of Treasury and Capital Markets

Stockholm June 15, 2015

Clarification on the SEK Green Bond selection process

1. SEKs selection process is based on a two-step hands-on approach which secures the quality of the individual projects:

(a) SEK Client Relationship Management team identifies and proposes a possible Eligible Project

(b) SEK Sustainability Department assesses as to whether a project qualifies as an Eligible Project. Considerations of the Sustainability Department include to minimize all kind of controversial issues in the selection process by using intelligence obtained through the required project due diligence. Final decision will rest with SEK Sustainability Department.

2. SEK follows rigid environmental guidelines, such as the OECD Common Approaches, the IFC General EHS guidelines and IFC Performance Standards, which the selection process is based on. For example according to the IFC Performance Standards thorough environmental impact assessment (EIA) reports are required for category A projects. These processes and working guidelines minimize room for subjectivity in the selection process.

3. Due to this set-up of (a) strong institutional frameworks and (b) the hands-on selection process safeguarded by the expertise of the sustainability department, SEK can secure the prudence of multiple technologies in its Green Bond framework.

If the framework had been more narrow. i.e. included one or two technologies, a more automated approach of the selection process could have been adopted.

  Sincerely yours,

SWEDISH EXPORT CREDIT CORPORATION

Swedish Export Credit Corporation, Klarabergsviadukten 61-63, P.O. Box 194, SE-101 23 Stockholm, Sweden Phone +46 8 613 83 00, Fax +46 8 20 38 94, Reg.no. SE556084031501, www.sek.se